Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

September 24, 2015

VIA EDGAR AND COURIER

Mara L. Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             At Home Group Inc.
Registration Statement on Form S-1 (File No. 333-206772)
Filed September 4, 2015
CIK No. 0001646228

Dear Ms. Ransom:

This letter sets forth the response of At Home Group Inc. (the “Company”) to the oral comments received from the staff of the Division of Corporation Finance (the “Staff”) by telephone conversation on September 22, 2015 with respect to the Company’s Registration Statement on Form S-1 (File No. 333-206772), filed on September 4, 2015 (the “Registration Statement”). This letter is being filed with Amendment No. 1 to the Registration Statement (“Amendment No. 1”). We have sent to your attention, via courier, courtesy copies of Amendment No. 1 marked to show the changes to the Registration Statement.

1.              Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Response:

In response to the Staff’s oral comment, the Company has updated its financial statements to comply with Rule 3-12 of Regulation S-X.

2.              Please clarify that individual investors will be participating in the offering through the LOYAL3 platform in addition to the Company’s directors, officers, employees, customers and certain of its business and other associates.

Response:

In response to the Staff’s oral comment, the Company has revised the disclosure on pages 12 and 144 of Amendment No. 1.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Securities and Exchange Commission

September 24, 2015

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:                                Lewis L. Bird III (At Home Group Inc.)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)

Daniel Porco (Securities and Exchange Commission)

Robert Babula (Securities and Exchange Commission)

Jennifer Thompson (Securities and Exchange Commission)